Exhibit 7

Schedule of Transactions

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares Sold	Price Per Common Shares in $US*	Total Sale Price
10/06/08	60,000	$14.4202	$865,212
10/07/08	60,000	$14.3064	$858,384
10/08/08	60,000	$13.5841	$815,046
10/09/08	60,000	$12.5075	$750,450
10/10/08	60,000	$11.4146	$684,876
10/13/08	60,000	$11.5686	$694,116
10/14/08	60,000	$11.5813	$694,878

Total Common Shares	420,000		$5,362,962

*	Excludes Brokerage Commissions